SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ---------------------

                                  FORM T-3
            FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                      THE TRUST INDENTURE ACT OF 1939

                               CONSOLTEX INC.
                                    and
                            CONSOLTEX (USA) INC.


                            (Name of Applicant)

   8555 Route Transcanadienne                     499 Seventh Avenue
  Saint-Laurent, Quebec H4S 1Z6                 3rd Floor, South Tower
             Canada                            New York, New York 10018
         (514) 333-8800                                 U.S.A.
                                                    (212) 643-8550
(Address And Telephone Number of
   Consoltex Inc.'s Principal         (Address And Telephone Number of Consoltex
       Executive Offices)             (USA) Inc.'s Principal Executive Offices)


        SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

            TITLE OF CLASS                                  AMOUNT
            --------------                                  ------
11% Series B Senior Subordinated Notes                  US$120,000,000
               Due 2003

               Approximate Date Of Proposed Public Offering:
    As promptly as possible after the Effective Date of this Application for Qualification


                   Name and Address of Agent for Service:

                              Paul J. Bamatter
                               Consoltex Inc.
                         8555 Route Transcanadienne
                   Saint-Laurent, Quebec H4S 1Z6, Canada
                               (514) 333-8800

                                  Copy To:
                           Nick P. Saggese, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           300 South Grand Avenue
                     Los Angeles, California 90071-3144
                               (213) 687-5000




                                  GENERAL

1. General Information.

         (a) Form of organization: Consoltex Inc. ("Consoltex") and Consoltex (USA) Inc. ("Consoltex USA," together with Consoltex, the "Issuers") are both corporations.

         (b) State or other sovereign power under the laws of which organized: Consoltex is incorporated under the laws of New Brunswick, Canada. Consoltex USA is incorporated in the State of New York.

2. Securities Act Exemption Applicable.

         If the modifications to the Existing Notes (as hereinafter defined) that are the subject of the Consent Solicitation of the Issuers (the "Consent Solicitation") are deemed to involve the issuance of a new security, the Issuers are relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3 (a) (9) thereunder, in connection with the Consent Solicitation, as described herein. The Consent Solicitation is being made by the Issuers pursuant to their Confidential Offering Circular and Consent Solicitation Statement dated January 10, 2002 (the "Statement"), and consists of a request for certain waivers under and to amend certain provisions of the indenture governing the Issuers' outstanding US$120,000,000 11% Series B Senior Subordinated Notes due 2003 (the "Existing Notes", as modified by such amendments, the "Modified Notes"). The Existing Notes are governed by that certain Indenture, dated as of September 30, 1993 (the "Original Indenture"), among the Issuers, Consoltex Holdings, Inc., Consoltex International Inc. (f/k/a The Balson-Erlanger Group Ltd.), LINQ Industrial Fabrics, Inc., and U.S. Bank Trust National Association (formerly First Trust National Association), as Trustee, as amended and supplemented by the Supplemental Indenture dated August 18, 1994, the Second Supplemental Indenture dated September 29, 2001, the Third Supplemental Indenture dated April 12, 2001 and the Fourth Supplemental Indenture dated January 9, 2002 (the Original Indenture, as so amended, the "Existing Indenture").

         No consents with respect to the Existing Notes will be accepted before the effective date of this Application for Qualification (this "Application"). There have not been any sales of securities of the same class as the Modified Notes or the Existing Notes by the Issuers, nor are there any such other sales planned, by or through an underwriter at or about the time of the Consent Solicitation.

         The Issuers will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Statement and related documents to the beneficial owners of the Existing Notes. Other than the foregoing, the Issuers will not pay any fees or commissions to any broker, dealer or other person in connection with the Consent Solicitation. Regular employees of the Issuers, who will not receive additional compensation therefor, may provide information concerning the Consent Solicitation to the holders of the Existing Notes ("Holders").

         There are no cash payments made or to be made by any Holder in connection with the Consent Solicitation.

                                AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         (a) Consoltex and Consoltex USA are wholly owned subsidiaries of Consoltex Holdings, Inc., a corporation organized under the laws of the State of Delaware ("Holdings"). All of the outstanding shares of the capital stock of Holdings are owned by AIP/CGI, Inc., a corporation formed under the laws of Delaware ("AIP/CGI").

         (b) For purposes of this Application, the officers and directors of each Issuer named in response to Item 4 hereof may be deemed affiliates of such Issuer by virtue of the positions held by such persons with such Issuer. In addition, each of Holdings and AIP/CGI, as the direct and indirect parent, respectively, of the Issuers, are deemed to be affiliates of each of the Issuers under federal securities laws. Each of Messrs. Theodore C. Rogers, Paul J. Bamatter, Kim A. Marvin, Alex Di Palma, Ms. C. Suzanne Crawford and Ms. Antoinette Lapolla, named in response to Item 5 hereof, is also an executive officer and/or director of Holdings.

         (c) The following sets forth the names and jurisdictions of incorporation of the material subsidiaries of Consoltex USA, all of which are wholly owned by Consoltex USA. Consoltex does not have any subsidiaries.

       Name of Subsidiary                      Jurisdiction of Incorporation
       ------------------                      -----------------------------

Consoltex International Inc.                            Rhode Island
LINQ Industrial Fabrics II, Inc.                          Delaware
Consoltex Mexico, S.A. de C.V.                             Mexico
Rafytek, S.A. de C.V.                                      Mexico
Royalton Mexicana, S.A. de C.V.                            Mexico
Royalton de Mexico, S.A. de C.V.                           Mexico

                           MANAGEMENT AND CONTROL

4. Directors And Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

                                 Consoltex
                                 ---------

         The names of the directors and executive officers of Consoltex are set forth below. The mailing address for each of the directors and executive officers is 8555 Route Transcanadienne, Saint-Laurent, Quebec H4S 1Z6, Canada.


            Name                                                Title
            ----                                                -----
       Theodore C. Rogers                   Chief Executive Officer, Corporate Group
       Paul J. Bamatter                     Vice President, Strategic Planning, Corporate Group and Director
       Alex Di Palma                        Executive Vice-President, Finance and Taxation, Corporate Group
       C. Suzanne Crawford                  Vice President, Legal Affairs and Corporate Secretary, Corporate Group
       Antoinette Lapolla                   Vice-President and Treasurer, Corporate Group
       Marcel Thibault                      President and Chief Executive Officer, Textile Operations
       Paul Roche                           Senior Vice-President Finance, Textile Operations
       Peter Nuessler                       President, Sales and Marketing - Industrial and Specialty Products
       Gilles Ouellet                       President, Sales and Marketing - Performance Fabric Division
       Angela Passarelli                    President, Sales and Marketing - Home Furnishings Division


                               Consoltex USA
                               -------------

         The names of the directors and executive officers of Consoltex USA are set forth below. The mailing address for each of the directors and executive officers is 499 Seventh Avenue, 3rd Floor, South Tower, New York, New York 10018.


            Name                                                  Title
            ----                                                  -----

       Paul J. Bamatter                          President, Chief Operating Officer, Chief Financial Officer and
                                                 Director
       Alex Di Palma                             Executive Vice-President, Finance and Taxation
       C. Suzanne Crawford                       Vice-President, Legal Affairs and Corporate Secretary
       Antoinette Lapolla                        Vice-President and Treasurer


5. Principal Owners Of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         The following table sets forth certain information, as of December 31, 2001, with respect to the beneficial ownership of the outstanding shares of common stock of Consoltex held by each person or entity who owns 10% or more of the shares of Consoltex's outstanding shares of common stock. The mailing address of all of the persons or entities listed below is Consoltex Holdings, Inc., c/o American Industrial Partners, 551 Fifth Avenue, Suite 3800, New York, New York 10176.


                                        Title of Class                Amount Owned           Percentage of Voting
          Name                              Owned                  (number of shares)          Securities Owned
          ----                          --------------             ------------------        --------------------

Consoltex Holdings, Inc. (1)               Common Stock             83,370,286-3/5                  100%

Paul J. Bamatter (2), (4)                  Common Stock             83,370,286-3/5                  100%

Theodore C. Rogers (3), (4)                Common Stock             83,370,286-3/5                  100%

Kim A. Marvin (3)                          Common Stock             83,370,286-3/5                  100%

Marcel Thibault (4)                        Common Stock             83,370,286-3/5                  100%

Angela Passarelli (4)                      Common Stock             83,370,286-3/5                  100%

Gilles Ouellet (4)                         Common Stock             83,370,286-3/5                  100%

All executive officers and                 Common Stock         83,370,286-3/5 shares               100%
directors as a group (10 persons)



(1) Holdings, the parent of Consoltex, owns 100% of the outstanding capital stock of Consoltex.
(2) Mr. Bamatter, an executive officer and director of Consoltex, is also an executive officer of Holdings. Accordingly, Mr. Bamatter may be deemed to beneficially own some or all of the shares of Consoltex owned by Holdings. Mr. Bamatter disclaims beneficial ownership of any such shares.
(3) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of American Industrial Partners Corporation ("AIP"). AIP is an affiliate of AIP/CGI, which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, and consequently, all of the shares of Consoltex held by Holdings. Messrs. Rogers and Marvin each disclaim beneficial ownership of any such share of Consoltex and Holdings.
(4) Each of Messrs. Bamatter, Rogers, Thibault and Ouellet and Ms. Passarelli are named executive officers of Consoltex and accordingly may be deemed to own all or some of the shares of Consoltex. Messrs. Bamatter, Rogers, Thibault and Ouellet and Ms. Passarelli each disclaim beneficial ownership of any such shares.

                            * * * * * * * * * *

         The following table sets forth certain information, as of December 31, 2001, with respect to the beneficial ownership of the outstanding shares of common stock of Consoltex USA held by each person or entity who owns 10% or more of the shares of Consoltex USA's outstanding shares of common stock. The mailing address of all of the persons or entities listed below is Consoltex Holdings, Inc., c/o American Industrial Partners, 551 Fifth Avenue, Suite 3800, New York, New York 10176.


                                         Title of Class               Amount Owned           Percentage of Voting
          Name                               Owned                  (number of shares)          Securities Owned
          ----                           --------------             ------------------       --------------------
Consoltex Holdings, Inc. (1)               Common Stock                  581                        100%
Paul J. Bamatter (2), (4)                  Common Stock                  581                        100%
Theodore C. Rogers (3)                     Common Stock                  581                        100%
Kim A. Marvin (3)                          Common Stock                  581                        100%
Alex Di Palma (4)                          Common Stock                  581                        100%
C. Suzanne Crawford (4)                    Common Stock                  581                        100%
Antoinette Lapolla (4)                     Common Stock                  581                        100%


(1) Holdings, the parent of Consoltex USA, owns 100% of the outstanding capital stock of Consoltex USA.
(2) Mr. Bamatter, an executive officer and director of Consoltex, is also an executive officer of Holdings. Accordingly, Mr. Bamatter may be deemed to beneficially own some or all of the shares of Consoltex USA owned by Holdings. Mr. Bamatter disclaims beneficial ownership of any such shares.
(3) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of AIP. AIP is an affiliate of AIP/CGI, which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, and consequently, all of the shares of Consoltex USA held by Holdings. Messrs. Rogers and Marvin each disclaims beneficial ownership of any such share of Consoltex USA and Holdings.
(4) Each of Messrs. Bamatter and Di Palma and Ms. Crawford and Ms. Lapolla are named executive officers of Consoltex USA and accordingly may be deemed to own all or some of the shares of Consoltex USA. Messrs. Bamatter and Di Palma and Ms. Crawford and Ms. Lapolla each disclaim beneficial ownership of any such shares.

                                UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a)      Not Applicable.

         (b) There are no underwriters of the securities proposed to be offered in the Consent Solicitation.


                             CAPITAL SECURITIES

7. Capitalization.

         (a) Furnish the following information as to each authorized class of securities of the applicant.

                  (i)      Equity Securities as of December 31, 2001.


        Title of Class                                Amount Authorized               Amount Outstanding
        --------------                                -----------------               ------------------

Common Stock of Consoltex                                  Unlimited                 83,370,286-3/5 shares

Common Stock of Consoltex USA                             1,000 shares                     581 shares


                  (ii)     Debt Securities as of December 31, 2001.


        Title of Class                                Amount Authorized               Amount Outstanding
        --------------                                -----------------               ------------------

11% Series B Senior Subordinated Notes Due               US$120,000,000                  US$120,000,000
2003, issued by the Issuers

10.5% Convertible Debentures Due 2003, issued             US$2,417,178                    US$2,417,178
by Holdings  (1)

(1) The 10.5% Convertible Debentures are convertible into the common stock of Consoltex at a specified price and rank equal in right of payment with the Existing Notes and will rank equal in right of payment with the Modified Notes. Obligations of Holdings under the Convertible Debentures are guaranteed by the Issuers.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Holders of Consoltex's and Consoltex USA's common stock are entitled to one vote for each share registered in such holders' name on all matters which such holders are entitled to vote.

                            INDENTURE SECURITIES

8. Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

         For purposes of this Section 8, the "Indenture" shall refer to the Existing Indenture, as amended and supplemented by the Fifth Supplemental Indenture, to be dated at the closing of the Consent Solicitation (the "Fifth Supplemental Indenture"), subject to the terms of the Consent Solicitation and the Statement, dated January 10, 2002. Other capitalized but otherwise undefined terms used below shall have the meanings ascribed to them in the Indenture. The following is a general description of certain provisions of the Fifth Supplemental Indenture to be qualified, and the description is qualified in its entirety by reference to the form of the Fifth Supplemental Indenture filed as Exhibit T3C.5 hereto.

         (a)      EVENTS OF DEFAULT

         Events of Default with respect to the Indenture include the following: (i) the Issuers default in the payment when due of interest on the Notes and the default continues for a period of 30 days; (ii) the Issuers default in the payment when due of principal of or premium, if any, on the Notes;

         Except as otherwise provided in the Indenture, if an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare all the Notes to be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either Issuers or any of their respective Subsidiaries or relating to any of the bankruptcy decrees occurs and is continuing, all outstanding Notes will be immediately due and payable without further action or notice. Under certain circumstances, the holders of a majority in aggregate principal amount of the then outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

         Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable security or indemnity against any cost, expense or liability that might be incurred by it in compliance with such request or direction. Except as provided in the Indenture, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy, (iii) such holders have offered the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of indemnity, and (v) the holders of a majority in principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. The holders of a majority in principal amount of the then outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that may involve the Trustee in personal liability.

         (b)      AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF
         PROCEEDS

         Two officers of each of Consoltex and Consoltex USA shall execute the Notes for Consoltex and Consoltex USA, respectively, and each of the Issuers' seals shall be reproduced on the Notes. A Note shall not be valid until the Trustee or an authenticating agent (acceptable to the Issuers) manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

         There will be no proceeds resulting from issuance of the Modified
Notes.

         (c)      RELEASE OF PROPERTY SUBJECT TO LIEN

         Not Applicable.

         (d)      SATISFACTION AND DISCHARGE

         The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes provided for in the Indenture) with respect to the Notes when: (i) all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year, or (3) are to be called for redemption within one year under certain arrangements satisfactory to the Trustee, and the Issuers, in the case of clauses (1), (2) or (3) above, have irrevocably deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the stated maturity or redemption date, as the case may be; (ii) the Issuers have paid or caused to be paid all other sums payable under the Indenture by the Issuers; and (iii) the Issuers have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

         (e)      EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Issuers will deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating (i) that a review of the activities of the Issuers and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under the Indenture,
(ii) as to each such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuers are taking or propose to take with respect thereto), and (iii) that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited (or, if such event has occurred, a description of the event and what action the Issuers are taking or propose to take with respect thereto).

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         No person other than the Issuers is an obligor with respect to the Modified Notes.

                 CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application comprises:

         (a)      Pages numbered 1 to 14, consecutively;

         (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1;

         (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  (i) Exhibit T3A.l -- Certificate of Amalgamation of AIP/CGI NB Acquisition Corp. (with Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit No. 3.1, and incorporated herein by reference).

                  (ii) Exhibit T3A.2 -- Certificate of Amendment (regarding change of name filed October 2, 2000 re change of AIP/CGI NB Acquisition Corp. to Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit 3.2, and incorporated herein by reference).

                  (iii) Exhibit T3A.3* -- Articles of Amendment of Consoltex Inc. dated December 19, 2001.

                  (iv) Exhibit T3A.4 -- Certificate of Incorporation of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

                  (v) Exhibit T3A.5 -- Certificate of Amendment of the Certificate of Incorporation of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

                  (vi) Exhibit T3B.1 -- By-laws of Consoltex Inc. (filed with Form 10-K (033-75176), Exhibit 3.5, and incorporated herein by reference).

                  (vii) Exhibit T3B.2 -- By-laws of Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).

                  (viii) Exhibit T3C.l -- Indenture, dated September 30, 1993 (the "Original Indenture"), among Consoltex Group Inc., Consoltex (USA) Inc., Consoltex Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., and First Trust National Association, as Trustee, including the form of 11% Series B Senior Subordinated Note due 2003 (filed with Form 10-K (033-75176),
                           Exhibit 4.1, and incorporated herein by
                           reference).

                  (ix) Exhibit T3C.2 -- Supplemental Indenture, dated August 18, 1994, among Consoltex Group Inc., Consoltex (USA) Inc., Consoltex Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., and First Trust National Association, as Trustee (filed with Form 10-K (033-75176), Exhibit 4.2, and incorporated herein by reference).

                  (x) Exhibit T3C.3 -- Second Supplemental Indenture, dated September 29, 2000, among Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., and U.S. Bank Trust National Association, as Trustee (filed with Form 10-K (033-75176),
                           Exhibit 4.4, and incorporated herein by
                           reference).

                  (xi) Exhibit T3C.4 -- Third Supplemental Indenture, dated April 12, 2001, among Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., and U.S. Bank Trust National Association, as Trustee (filed with Form 10-K (033-75176), Exhibit 4.5, and incorporated herein by reference).

                  (xii) Exhibit T3C.5* -- Fourth Supplemental Indenture, dated January 9, 2002, among Consoltex Inc., Consoltex (USA) Inc., Consoltex Holdings, Inc., Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., LINQ Industrial Fabrics II, Inc. and U.S. Bank, N. A., as Trustee.

                  (xiii) Exhibit T3C.5* -- Form of Fifth Supplemental Indenture, to be dated as of the closing of the Consent Solicitation, among the Issuers, Consoltex Holdings, Inc., Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., and U.S. Bank,
                           N. A., as Trustee.

                  (xiv)    Exhibit T3D -- Not Applicable.

                  (xv) Exhibit T3E.l* -- Confidential Offering Circular and Consent Solicitation Statement, dated as of January 10, 2002.

                  (xvi) Exhibit T3E.2* -- Consent and Letter of Transmittal, dated as of January 10, 2002.

                  (xvii) Exhibit T3E.3* -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 10, 2002.

                  (xviii) Exhibit T3E.4* -- Letter to Clients, dated January 10, 2002.

                  (xix) Exhibit T3E.5* -- Notice of Guaranteed Delivery, dated January10, 2002.

                  (xx) Exhibit T3E.6* -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (xxi) Exhibit T3F -- Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (incorporated herein by reference to Pages 2 and 3 of the Original Indenture, filed with Form 10-K (033-75176),
                           Exhibit 4.1).

-----------------------
* Filed herewith. All other exhibits have been previously filed.




                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex Inc., a corporation organized and existing under the laws of New Brunswick, Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Saint -Laurent, Quebec on January 9, 2002.

(SEAL)
                                 CONSOLTEX INC.


                                 By:  /s/ Alex Di Palma
                                      ---------------------------------------
                                      Name:  Alex Di Palma
                                      Title: Executive Vice-President, Finance
                                             and Taxation

Attest:  /s/ Antoinette Lapolla
         ------------------------------------
         Name: Antoinette Lapolla
         Title: Vice-President and Treasurer




                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Consoltex (USA) Inc., a corporation organized and existing under the laws of the State of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, USA on January 9, 2002.

(SEAL)
                                 CONSOLTEX (USA) INC.


                                 By:  /s/ Paul J. Bamatter
                                      ----------------------------------
                                      Name: Paul J. Bamatter
                                      Title: President

Attest:  /s/ C. Suzanne Crawford
         -----------------------------------
         Name:  C. Suzanne Crawford
         Title: Vice-President, Legal Affairs
                and Corporate Secretary




                                     EXHIBIT INDEX

EXHIBIT                   DESCRIPTION
-------                   -----------

Exhibit T3A.l             Certificate of Amalgamation of AIP/CGI NB Acquisition Corp.
                          (with Consoltex Inc.) (filed with Form 10-K (033-75176), Exhibit
                          No. 3.1, and incorporated herein by reference).
Exhibit T3A.2             Certificate of Amendment (regarding change of name filed October
                          2, 2000 re change of AIP/CGI NB Acquisition Corp. to Consoltex
                          Inc.) (filed with Form 10-K (033-75176), Exhibit 3.2, and
                          incorporated herein by reference).
Exhibit T3A.3*            Articles of Amendment of Consoltex Inc. dated December 19, 2001.
Exhibit T3A.4             Certificate of Incorporation of Consoltex (USA) Inc. (filed with
                          Form 10-K (033-75176), Exhibit 3.3, and incorporated herein by reference).
Exhibit T3A.5             Certificate of Amendment of the Certificate of Incorporation of
                          Consoltex (USA) Inc. (filed with Form 10-K (033-75176), Exhibit
                          3.3, and incorporated herein by reference).
Exhibit T3B.1             By-laws of Consoltex Inc. (filed with Form 10-K (033-75176),
                          Exhibit 3.5, and incorporated herein by reference).
Exhibit T3B.2             By-laws of Consoltex (USA) Inc. (filed with Form 10-K
                          (033-75176), Exhibit 3.3, and incorporated herein by reference).
Exhibit T3C.l             Indenture, dated September 30, 1993 (the "Original Indenture"), among Consoltex Group Inc., Consoltex (USA) Inc., Consoltex
                          Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics,
                          Inc. and First Trust National Association, as Trustee, including the form of 11% Series B Senior Subordinated Note due 2003
                          (filed with Form 10-K (033-75176), Exhibit 4.1, and incorporated herein by reference).
Exhibit T3C.2             Supplemental Indenture, dated August 18, 1994, among Consoltex
                          Group Inc., Consoltex (USA) Inc., Consoltex Inc., The
                          Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc. and
                          First Trust National Association, as Trustee (filed with Form
                          10-K (033-75176), Exhibit 4.2, and incorporated herein by
                          reference).
Exhibit T3C.3             Second Supplemental Indenture, dated September 29, 2000, among
                          Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group
                          Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V.,
                          Consoltex Mexico, S.A. de C.V. and U.S. Bank Trust National
                          Association, as Trustee (filed with Form 10-K (033-75176),
                          Exhibit 4.4, and incorporated herein by reference).
Exhibit T3C.4             Third Supplemental Indenture, dated April 12, 2001, among
                          Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc.,
                          The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc.,
                          Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and U.S.
                          Bank Trust National Association, as Trustee (filed with Form
                          10-K (033-75176), Exhibit 4.5, and incorporated herein by
                          reference).
Exhibit T3C.5*            Fourth Supplemental Indenture, dated January 9, 2002, among
                          Consoltex Inc., Consoltex (USA) Inc., Consoltex Holdings, Inc.,
                          Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex
                          Mexico, S.A. de C.V., LINQ Industrial Fabrics II, Inc. and U.S.
                          Bank, N. A., as Trustee.
Exhibit T3C.6*            Fifth Supplemental Indenture, to be dated as of the closing of the Consent Solicitation, among the Issuers, Consoltex Holdings,
                          Inc., Consoltex International Inc., LINQ Industrial Fabrics II,
                          Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and
                          U.S. Bank, N. A., as Trustee.
Exhibit T3E.l*            Confidential Offering Circular and Consent Solicitation
                          Statement, dated as of January 10, 2002.
Exhibit T3E.2*            Consent and Letter of Transmittal, dated as of January 10, 2002.
Exhibit T3E.3*            Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                          and Other Nominees, dated January 10, 2002.
Exhibit T3E.4*            Letter to Clients, dated January 10, 2002.
Exhibit T3E.5*            Notice of Guaranteed Delivery, dated January 10, 2002.
Exhibit T3E.6             Guidelines for Certification of Taxpayer Identification Number
                          on Substitute Form W-9.
Exhibit T3F               Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through
                          318(a), inclusive, of the Trust Indenture Act of 1939
                          (incorporated herein by reference to Pages 2 and 3 of the
                          Original Indenture, filed with Form 10-K (033-75176), Exhibit
                          4.1).


* Filed herewith. All other exhibits have been previously filed.